UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 21 April, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

The Press Release issued on 21 April, 2015

PRESS RELEASE

Amsterdam, 21 April, 2015
Access to education for 1 million children improved through 10-year UNICEF and ING partnership

ING and UNICEF announced today the renewal of a decade-long partnership that to date has provided access to better quality education for more than 1 million of the world's hardest-to-reach children.

During the past 10 years, ING has inspired its employees and customers worldwide to raise funds for UNICEF, helping to improve children's access to education in remote communities in Brazil, Ethiopia, India, Nepal and Zambia.

"ING shares UNICEF's deep commitment to improving the lives and well-being of children and young people around the world," said Koos Timmermans, Vice-Chairman ING Bank. "We are united by a conviction that education is a fundamental building block for the development of children and their societies. We are proud that with the support from our customers and employees, the ING-UNICEF partnership has positively affected the lives of 1 million disadvantaged children."

The partnership has trained 17,000 teachers and has been instrumental in the development of new ways to reach marginalised children. In 2006, ING was one of the first investors to support Alternative Basic Education Centres, providing much needed educational opportunities for pastoralist children in Ethiopia. The strategy has now been fully integrated into the country's education system. In Nepal, ING was also the first investor to support the Adolescent Development and Participation programme in 2013, helping to equip young people with social and financial skills.

The second phase of the partnership will shift its focus to adolescents. While the world has made remarkable progress for millions of children over the past decades - reducing child mortality, increasing the number of children enrolled in primary school, and expanding access to health care services - far too many of the 1.2 billion adolescents worldwide have been left behind.

"UNICEF is grateful to ING - and especially to its employees and customers - for their commitment to improving children's lives and futures," said UNICEF Executive Director Anthony Lake. "We are excited that our renewed partnership with ING will focus on reaching adolescents and helping them develop the knowledge and skills they need to build brighter futures for themselves, their families, and the societies in which they live."

For the next three years, the renewed partnership aims to reach 335,000 adolescents in six countries - Indonesia, Kosovo, Montenegro, Nepal, the Philippines and Zambia -enabling them to develop into socially and financially empowered adults and full members of society.

NOTE FOR EDITORS

Results of the UNICEF-ING partnership

In India, 37,622 girls, for whom school was either too far away or a road too dangerous to travel, have received free transport so that they can attend school. The partnership has supported 720 education centres for former Indian child labourers, and 3,000 primary schools have received training materials and teacher trainings.

By constructing new school buildings in remote, rural areas in Zambia almost 10,000 children, who had previously never had the opportunity to attend school, have been enrolled.

In Ethiopia, 458 Alternative Basic Education Centres for pastoralist children have beenbuilt, benefiting over 50,000 children. Andover 3,400 facilitators (teachers from the community) have been trained to apply a 'childfriendly' teaching method.

Behind these figures are the individual stories of teachers and children like Mohamed, a young Ethiopian man who herded goats until he was 11 years old and was given the opportunity to be one of the first children to enrol in an ING-supported Alternative Basic Education Centre. "The school building was made of sticks and we shared one book between five students and were sitting on rocks," said Mohamed, who is now 19 years old, remembering his first experiences at school."So much has changed since then! Right now, the children in my community have their classes in a real school building; they have tables and chairs and every child has a textbook. Most importantly, parents really understand now why children should go to school."

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available viavideobankonline.com, or can be requested by emailinginfo@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries ING	Press enquiries UNICEF
Carolien van der Giessen	Laura Westendorp
+31 20 576 6386	+31 70 333 9332
Carolien.van.der Giessen@ing.com	lwestendorp@unicef.nl

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

UNICEF PROFILE
UNICEF promotes the rights and well-being of every child, in everything we do. Together with our partners, we work in 190 countries and territories to translate that commitment into practical action, focusing special effort on reaching the most vulnerable and excluded children, to the benefit of all children, everywhere. For more information about UNICEF and its work visit: www.unicef.org

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 21 April, 2015